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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
   X   Annual report pursuant to Section 15(d) of the Securities Exchange Act of
------ 1934.

For the fiscal year ended December 31, 1999

                                       or

       Transition report pursuant to Section 15(d) of the Securities Exchange ------ Act of 1934

                       For the transition period from    to

                       Commission file number
                                              ------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Security Associates International, Inc. Employee Stock Purchase Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SECURITY ASSOCIATES INTERNATIONAL, INC.
2101 South Arlington Heights Road, Suite 100
Arlington Heights, Illinois 60005-4142




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                                      -2-


                              REQUIRED INFORMATION

The following financial statements are being furnished for the plan:

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Security Associates International, Inc.
Employee Stock Purchase Plan:

We have audited the accompanying statement of net assets of the SECURITY ASSOCIATES INTERNATIONAL, INC. EMPLOYEE STOCK PURCHASE PLAN as of December 31, 1999, and the related statement of changes in net assets for the period from inception (April 1, 1999) through December 31, 1999. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1999, and the changes in net assets for the period from inception (April 1) through December 31, 1999, in conformity with generally accepted accounting principles.







Arthur Andersen LLP

Chicago, Illinois
March 10, 2000



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                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                          EMPLOYEE STOCK PURCHASE PLAN


                             STATEMENT OF NET ASSETS

                             AS OF DECEMBER 31, 1999


ASSETS:
    Due from Security Associates International, Inc.           $83,940
                                                               -------
NET ASSETS AVAILABLE                                           $83,940
                                                               =======


         The accompanying notes are an integral part of this statement.

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                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                          EMPLOYEE STOCK PURCHASE PLAN


                       STATEMENT OF CHANGES IN NET ASSETS

     FOR THE PERIOD FROM INCEPTION (APRIL 1, 1999) THROUGH DECEMBER 31, 1999



PLAN ASSETS AVAILABLE, beginning of period           $         0

ADDITIONS:
    Participant contributions                            119,244

DEDUCTIONS:
    Participant withdrawals                              (35,304)
                                                     -----------
PLAN ASSETS AVAILABLE, end of period                 $    83,940
                                                     ===========


         The accompanying notes are an integral part of this statement.


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                                     - 2 -

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                          EMPLOYEE STOCK PURCHASE PLAN


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999


     1. THE PLAN

     The Security Associates International, Inc. ("SAI") Employee Stock Purchase Plan (the "Plan") was created on April 1, 1999, to give eligible employees, wishing to do so, a convenient means of purchasing SAI shares through payroll deductions. Employees of SAI or any subsidiary that has adopted the Plan on behalf of its employees who work more than 20 hours per week and were employed prior to April 1, 1999, are eligible to participate in the Plan. As of December 31, 1999, 54 employees were participating in the Plan.

     The Plan allows employees to make payroll deductions of up to 15% after tax for a 27-month period. SAI common stock will be issued to all participants on July 1, 2001, at 85% of the market price on April 1, 1999. The price of SAI common stock on April 1, 1999, was $3.25 per share. If a participant withdraws from the Plan they are entitled to receive all of their contributions plus interest at a 3.5% annual rate.

     2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. The transactions of the Plan are accounted for on the accrual basis of accounting.

b.   Expenses incurred by the Plan are paid by SAI.

c. The preparation of the Plan's financial statements requires the Administrative Committee to make certain estimates and assumptions required under generally accepted accounting principles which may differ from actual results.

     3. FEDERAL INCOME TAXES

           TAX STATUS OF THE PLAN

The Plan does not qualify for tax-exempt status under Section 501 of the Internal Revenue Code. However, the Plan incurs no tax liability since all Plan income is distributed to the participants.

           TAX STATUS OF EACH PARTICIPANT

The Plan qualifies as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Participants realize income upon disposition of shares acquired under the Plan. If the shares are held for the minimum holding period as defined under Section 423, the participant may realize capital gain income at the time the shares are sold.





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Security Associates International, Inc.
                                   Employee Stock Purchase Plan.
                                   --------------------------------------
                                            (Name of Plan)

Date March 27, 2000                /s/ James S. Brannen
                                   ---------------------------------------
                                       James S. Brannen
                                       Administrator



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                                 EXHIBIT INDEX



EXHIBIT
NUMBER         DESCRIPTION
-------        -----------


  23           Consent of Arthur Andersen LLP